APPLIED GENETIC TECHNOLOGIES CORPORATION

11801 Research Drive, Suite D

Alachua, Florida 32615

March 24, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Applied Genetic Technologies Corporation
Registration Statement on Form S-1,
File No. 333-193309

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Applied Genetic Technologies Corporation, a Delaware corporation (the “Company”), hereby confirms its oral request of March 21, 2014 that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-193309), as amended, be accelerated so that the Registration Statement will become effective at 4:00 p.m. on March 26, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any other action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, APPLIED GENETIC TECHNOLOGIES CORPORATION

By:	/s/ Susan B. Washer
Susan B. Washer, President and Chief Executive Officer